Exhibit 99.1

Clearmind Medicine Signs Agreement to Examine MEAI in Combination and Sequencing with Tirzepatide Against Blockbuster GLP-1 Medications

Vancouver, Canada, May 18, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second-generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the signing of a new research agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. The agreement will fund a comprehensive preclinical study evaluating the metabolic efficacy of MEAI (CMND-100), both in combination with and as a maintenance therapy following tirzepatide treatment in diet-induced obese (“DIO”) mice. The research will be conducted by Professor Joseph (Yossi) Tam and his team at the Obesity and Metabolism Laboratory at the Institute for Drug Research, School of Pharmacy, Hebrew University of Jerusalem.

The global market for incretin-based therapies and tirzepatide has grown into a massive industry valued at approximately $50–66 billion in 2025, and is projected to reach $170–185 billion by 2033. These therapies have significantly advanced the treatment of obesity and type 2 diabetes, delivering substantial weight loss and cardiometabolic improvements. Despite their remarkable success, GLP-1 and dual GLP-1/GIP receptor agonists primarily work by suppressing appetite and reducing energy intake. A major clinical challenge remains: substantial weight regain- often 25% or more of the lost weight within one year, along with partial reversal of metabolic benefits, frequently occurs upon discontinuation. This underscores the urgent need for complementary or maintenance strategies that can enhance treatment durability, help preserve lean muscle mass, and actively boost energy expenditure.

Building on positive results from its prior collaboration with Professor Yossi Tam’s laboratory at the Hebrew University, where MEAI demonstrated approximately 15–20% body weight reduction in DIO mice, primarily through increased energy expenditure and fat utilization while preserving lean mass and improving glucose homeostasis and hepatic steatosis, Clearmind is now advancing MEAI into combination and sequencing strategies with today’s leading incretin therapy.

The new 12-month study, titled “Assessing the Metabolic Efficacy of MEAI in Combination and Sequencing with Tirzepatide in Diet-Induced Obese Mice,” will examine: Additive or synergistic effects when MEAI is administered concomitantly with tirzepatide and the potential of MEAI as a maintenance therapy to attenuate post-tirzepatide weight regain and preserve metabolic benefits across multiple doses.

“MEAI is designed to offer a differentiated mechanism that potentially complements incretin therapies,” said Dr. Adi Zuloff-Shani, Ph.D., Chief Executive Officer of Clearmind Medicine. “While those drugs excel at reducing food intake, our previous preclinical data show MEAI significantly enhances energy expenditure. We believe that this combination and maintenance approach has potential to deliver more robust, durable, and clinically meaningful outcomes for patients.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected growth of the global market for incretin-based therapies, how Clearmind is advancing MEAI into combination and sequencing strategies with today’s leading incretin therapy, how MEAI is designed to offer a differentiated mechanism that potentially complements incretin therapies and its belief that the combination and maintenance approach of MEAI and incretin therapies has potential to deliver more robust, durable, and clinically meaningful outcomes for patients. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.